Volvo Truck deliveries - January 2003

GOTEBORG, Sweden, Feb. 19, 2003 (PRIMEZONE) -- Deliveries from Volvo's truck operations, which includes Volvo Trucks, Mack Trucks, Inc. and Renault Trucks, increased by 12% for the month of January, compared with the same month last year. In Europe, deliveries increased by 9%, while North America posted a 23% increase compared with 2002.

"Deliveries in Europe remained on a high level. The deliveries in North America showed a significant increase over the exceptionally low January 2002," says Volvo's CEO Leif Johansson. On a 12-month rolling basis, total order bookings for the truck brands was 3% higher than last year, with Europe down 1% and North America up 9%.

 Deliveries by market area:

 Delivered Units            Year-to-Date        Change
 Volvo Group                2003      2002
 Europe                    7,233     6,658         9%
     Western Europe        6,703     6,296         6%
     Eastern Europe          530       362        46%
 North America             2,076     1,693        23%
 South America               373       227        64%
 Asia                        832       572        45%
 Other markets               520       664       -22%
 Total Volvo Group        11,034     9,814        12%
 Mack Trucks, Inc.

 Deliveries by market area:
 Delivered Units           Year-to-Date         Change
 Mack Trucks, Inc.          2003      2002
 North America             1,253       796        57%
 South America                69        54        28%
 Asia                                     1       n.a.
 Other markets                45        60       -25%
 Total Mack Trucks,        1,367       911        50%
 Inc.

Mack production at New River Valley continued to ramp-up as scheduled in January. Delivery figures for January last year reflect two "down" weeks at Macungie and three "down" weeks at Winnsboro.

 Renault Trucks
 Deliveries by market area:
 Delivered Units           Year-to-Date        Change
 Renault Trucks            2003       2002
 Europe                   4,513      4,151         9%
     Western Europe       4,197      3,980         5%
     Eastern Europe         316        171        85%
 South America               17                   n.a.
 Asia                        88         14       529%
 Other markets              214        346       -38%
 Total Renault            4,832      4,511         7%
 Trucks

The increase of deliveries compared to the same month last year was mainly due to better deliveries of the light commercial ranges Renault Master and Renault Mascott. In the heavy duty segment, Renault Premium deliveries also increased compared to last year.

 Volvo Trucks
 Deliveries by market area:
 Delivered Units            Year-to-Date        Change
 Volvo Trucks              2003       2002
 Europe                   2,720      2,507         8%
     Western Europe       2,506      2,316         8%
     Eastern Europe         214        191        12%
 North America              823        897        -8%
 South America              287        173        66%
 Asia                       744        557        34%
 Other markets              261        258         1%
 Total Volvo Trucks       4,835      4,392        10%

Deliveries increased in all regions except North America, where the Volvo VN is being ramped up. Demand for heavy trucks continues to develop positively in Asia - particularly in China and South Korea.

February 19, 2003

For further information, please contact:

Bernard Lancelot, Renault Trucks, +33 4 72 96 27 59

Bob Martin, Mack Trucks, Inc. +1 (610) 709-2670

Claes Claeson, Volvo Truck Corporation, +46 31 66 39 08, +46 708-36 39 08

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http://www.waymaker.net/bitonline/2003/02/19/20030219BIT00990/wkr0001.doc

http://www.waymaker.net/bitonline/2003/02/19/20030219BIT00990/wkr0002.pdf